FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2020 THE BANK OF N.T. BUTTERFIELD & SON LIMITED

Report to shareholders & financial highlights

Six months ended June 30, 2020

As a leading, independent offshore bank and trust company, Butterfield continues to build long-term value for our shareholders through strong client relationships and the provision of exceptional service. Despite the challenges presented by the COVID-19 pandemic, the Bank recorded solid earnings for the first half of 2020.

In response to the global pandemic and as an essential service provider, Butterfield continued to serve our clients during temporary government-mandated closures in our home markets, providing services both in person and electronically. The Bank shifted rapidly to a remote working model with no interruption in operations, while keeping Banking Centers in Bermuda and Cayman open to help ensure Government relief payments could be processed and funds continued to circulate in our local economies. Butterfield also offered relief to borrowers in Bermuda and Cayman through temporary loan deferrals, and significantly increased contributions to community-based support programs.

Net income for the period ended June 30, 2020 decreased by 17.8% to $74.6 million from $90.7 million for the comparative six-month period ended June 30, 2019. The core return on average tangible common equity* for the period was 17.0%, compared to 25.1% for the same period last year.

Non-interest income increased by 1.8% from $87.6 million for the six-month period ended June 30, 2019 to $89.2 million for the period ended June 30, 2020 due to higher foreign exchange, asset management, and custody revenues, offset by a decline in Trust and banking fee revenues associated largely with the pandemic.

Net interest income before provision for credit losses for the first six months of 2020 decreased by 3.7% to $166.7 million as compared to $173.1 million for the first half of 2019, due to lower yields on investments from reduced interest rates, offset by higher loan interest income resulting from the onboarding of business from the ABN AMRO Channel Islands business in the second half of 2019. The net interest margin decreased to 2.56% for the six months ended June 30, 2020, compared to 3.24% for the same period last year.

Board and Management Changes

In April, independent directors Caroline Foulger and Meroe Park retired from the Board and Group Chief Financial Officer, Michael Schrum, joined the Board as an executive director. In August, we welcomed new independent directors Leslie Godridge and Jana Schreuder to the Board.

In September, the Bank made a number of senior management changes focused on managing risk, enhancing the Butterfield brand, driving Trust profitability and developing our people. Sabeth Siddique, Group Chief Risk Officer; Bri Hidalgo, Group Head of Compliance and Operational Risk; and Kevin Dallas, Group Head of Marketing and Communications join Butterfield as members of the Bank's Executive Committee. Jane Pearce, who was appointed Group Head of Trust in February 2020, has also joined the Executive Committee.

Capital Management

The common equity tier 1 capital ratio and total capital ratios were 17.0% and 21.2%, respectively, compared to 17.3% and 19.4% at year-end 2019.

Dividends totalling $0.88 per share ($0.44 in each of Q1 and Q2) have been paid to shareholders with respect to the six months ended June 30, 2020, and a total of 2.5 million common shares were repurchased during the first two quarters of 2020 under the Bank's common share repurchase plan.

During the second quarter, the Bank issued $100 million of 5.25% 10-year, fixed to floating rate subordinated debt. The proceeds of the issuance will be used primarily to replace existing debt.

As we prepare for an extended period of low interest rates and a changing economic landscape, and the heightened risks those factors present for our loan portfolio, we will continue to exercise diligence in the management of credit and operational risk, and expenses. We anticipate a greater emphasis on our stable fee businesses and restructuring certain aspects of our business operations to realize efficiency improvements.

I am proud of the way Butterfield responded to the COVID-19 pandemic, and with the changes we are making to adjust to the new economic realities, the Bank will continue to be well positioned for profitability and growth, with a strong balance sheet and capital ratios.

Michael W. Collins
Chairman and Chief Executive Officer

*See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.

Group highlights (Results for six months ended June 30, 2020 with comparisons to the period ended June 30, 2019) Net income decreased by 17.8% from $90.7 million for the Provisions for credit losses increased from a recovery of six-month period ended June 30, 2019 to $74.6 million for the $1.0 million to a provision of $9.5 million due primarily to the period ended June 30, 2020. adoption of the new Current Expected Credit Losses standard effective January 1, 2020, which is driving the reserve build Non-interest income increased by 1.8% from $87.6 million through lifetime losses, past and current conditions, as well at June 30, 2019 to $89.2 million at June 30, 2020. Foreign as reasonable and supportable forecasts. exchange income rose 10.2% to $18.9 million driven by higher volumes due to both the ABN AMRO acquisition and market Net interest margin (NIM) for the six months ended June dislocation as a result of the COVID-19 pandemic. Asset 30, 2020 was 2.56% compared to 3.24% in the comparative management revenues increased by 11.7% to $15.2 million period in the prior year. The decrease was due mainly to the and Custody and other administration services revenues rose impact of lower market rates across the yield curve, which 19.5% to $6.9 million, both primarily as a result of the ABN was partially offset by lower deposits costs. AMRO acquisition. Trust revenues decreased 4.2% to $24.5 million, driven principally by lower activity-based Other gains (losses) for the six months ended June 30, 2020 revenues due to the COVID-19 pandemic, and lower fixed fees was a gain of $0.1 million compared to a gain of $1.9 million due to the strategic exit of certain customer relationships. for the comparative period ended June 30, 2019. This is due Banking fee revenues decreased 12.3% to $20.4 million, due mainly to mark-to-market gains on equity securities and primarily to much lower economic activity resulting from the sale of available-for-sale (AFS) investments during the COVID-19-related “shelter-in-place” government mandates comparable period in 2019. across all of Butterfield’s operating jurisdictions, primarily during the months of April and May. Other non-interest Salaries and other employee benefits (including non- income increased by 46.5% to $3.5 million due to increased service employee benefits expense) decreased by 9.3% to rental income from the subletting of property in the Channel $86.1 million due primarily to salaries and other employee Islands, as well as higher unclaimed assets. benefits relating to the closure of a bank branch in Bermuda, a voluntary early retirement program and the costs Net interest income before provisions for credit losses associated with the departure of a former senior Group decreased by 3.7% from $173.1 million for the six-month executive recognized in 2019. period ended June 30, 2019 to $166.7 million for the period ended June 30, 2020. Total interest income decreased Other non-interest expenses increased by 10% from $8.8 million to $187.7 million due to lower investment and $78.0 million for the six-month period to June 30, 2019 to cash yields driven by reduced interest rates as a result $85.8 million for the period to June 30, 2020 due primarily to of recent reductions in market interest rates which were an increase in technology and communications expenses by partially offset by higher loan interest income as a result of 9.7% to $32.7 million as a result of software and integration the ABN AMRO acquisition in the second half of 2019. Total costs associated with the ABN AMRO acquisition and an interest expense decreased $2.4 million to $21.0 million due increase in property expenses by 30.4% to $14.5 million to both lower term deposit volumes and costs and the impact also as a result of the ABN AMRO acquisition, as well as the of active deposit repricing in the Channel Islands. opening of the new Camana Bay Banking Centre in Grand Cayman in early 2020.

Total assets were $13.2 billion at June 30, 2020, a decrease Total deposits were $11.6 billion at June 30, 2020, a of $0.8 billion from December 31, 2019. The Bank maintained decrease of $0.8 billion from December 31, 2019. This a highly liquid position at June 30, 2020, with $7.7 billion of decrease is mainly a reflection of rate decreases in term cash and demand deposits with banks, reverse repurchase deposit products, lower GBP/USD exchange rates and agreements and liquid investments representing 58.7% of repricing initiatives in the Channel Islands. total assets, compared with 60% at December 31, 2019. Shareholders’ equity increased 2.8% from $963.7 million as Loans, net of allowance for credit losses totaled of December 31, 2019 to $990.3 million as of June 30, 2020, $5.0 billion at June 30, 2020, and had decreased by driven primarily by 2020 net income and the net change $124.7 million compared with December 31, 2019, due in unrealized gains (losses) on AFS investments, offset by primarily to the translation of the Channel Islands and UK the payment of common share dividends, purchase and loans denominated in GBP at lower GBP/USD exchange cancellation of common shares for treasury. rates. The loan portfolio represented 38.2% of total assets at June 30, 2020 (December 31, 2019: 36.9%), while loans Assets under administration were $118.1 billion at as a percentage of total deposits increased from 41.3% June 30, 2020. Assets under management were $5.4 billion at December 31, 2019 to 43.2% at June 30, 2020. The at June 30, 2020. increases in both measures are due principally to a decrease in customer deposits at June 30, 2020 including expected Complete financial statements and notes to the financial declines of Euro deposits held in the Channel Islands as the statements for the six months ended June 30, 2020 are deposit book was repriced following the acquisition of available via the Investor Relations link of our website, ABN AMRO. www.butterfieldgroup.com. Investments held at June 30, 2020 was $4.4 billion, down $82.7 million from December 31, 2019. The investment portfolio is composed of high quality assets with 99.8% invested in A-or-better-rated securities. Total net unrealized gains at June 30, 2020 were $181.9 million, compared with total net unrealized gains of $60.8 million at December 31, 2019, an increase propelled by lower long-term US-dollar interest rates.

Financial highlights

In thousands of US dollars except per share data
(Unaudited except where stated)

Consolidated Balance Sheets	As at June 30, 2020	As at December 31, 2019 [1]
Cash due from banks, securities purchased under agreement to resell, and short-term investments	**3,364,594**	3,910,733
Investment in securities	**4,353,720**	4,436,423
Loans, net of allowance for credit losses	**5,017,874**	5,142,622
Premises, equipment and computer software	**159,195**	158,233
Total assets	**13,150,702**	13,921,575
Total deposits	**11,615,615**	12,441,625
Long-term debt (net of debt issuance costs)	**241,474**	143,500
Shareholders' equity	**990,316**	963,743

[1] Audited

Consolidated Statements of Operations	For the three-month period ended June 30, 2020	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2020	For the six-month period ended June 30, 2019
Non-interest income	**41,650**	44,239	**89,220**	87,619
Other gains (losses)	**684**	193	**104**	1,944
Net interest income after provision for credit losses	**74,756**	86,080	**157,170**	174,097
Total net revenue	**117,090**	130,512	**246,494**	263,660
Salaries and other employee benefits [2]	**41,506**	52,101	**86,075**	94,891
Other non-interest expenses [3]	**41,250**	39,769	**85,808**	78,020
Net income	**34,334**	38,642	**74,611**	90,749
Non-core items [4]	**60**	12,491	**540**	12,105
Core net income [4]	**34,394**	51,133	**75,151**	102,854

[2] Includes non-service employee benefits expense
[3] Includes income taxes

Shareholder data	Three months June 30, 2020	Three months June 30, 2019	Six months June 30, 2020	Six months June 30, 2019
Return on common equity (%)	**14.0%**	17.1%	**15.3%**	20.3%
Core return on average tangible common equity (%) [4]	**15.5%**	24.6%	**17.0%**	25.1%
Return on average assets	**1.0%**	1.4%	**1.1%**	1.6%
Core return on average tangible assets [4]	**1.1%**	1.8%	**1.1%**	1.9%
Efficiency ratio	**66.7%**	70.0%	**65.4%**	65.2%
Core efficiency ratio [4]	**66.7%**	60.3%	**65.1%**	60.2%
Book value per common share (in $)	**19.73**	17.53	**19.73**	17.53
Tangible book value per share (in $) [4]	**17.94**	16.16	**17.94**	16.16
Earnings per share ($)				
Basic	**0.68**	0.73	**1.45**	1.70
Diluted	**0.67**	0.72	**1.44**	1.68
Diluted - core [4]	**0.67**	0.95	**1.45**	1.91
Number of common shares [5]	**50,203,126**	52,987,770	**50,203,126**	52,987,770
Dividend paid - common [6]	**0.44**	0.44	**0.88**	0.88

[4] See table "Reconciliation of US GAAP Results to Core Earnings" for reconciliation of US GAAP results to non-GAAP measures.
[5] Actual outstanding excludes common shares held as treasury stock.
[6] Common share capital, BMD 0.01 par, authorised voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000.

Directors' and Executive Officers' Share Interests
Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at June 30, 2020 in the common shares of the Bank were 598,202 shares.

During the six-month period ended June 30, 2020, 272,211 restricted common shares of the Bank were granted to executive officers and no unrestricted common shares were granted to directors. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Further Financial Information
The Group's results are stated in accordance with US GAAP. Further financial information may be found on our web site at: www.butterfieldgroup.com.

Reconciliation of US GAAP results to core earnings

The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or "non-core". Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

(in millions except per share amounts)		For the three-month period ended		For the six-month period ended	
		June 30, 2020	June 30, 2019	**June 30, 2020**	June 30, 2019
Net income to common shareholders	A	**34.3**	38.6	**74.6**	90.7
Non-core items					
Non-core (gains) losses					
Gain on disposal of a pass-through note investment (formerly a SIV)		—	—	—	(1.0)
Total non-core (gains) losses	B	—	—	—	(1.0)
Non-core expenses					
Early retirement program, redundancies and other non-core compensation costs		0.1	11.3	0.5	11.3
Business acquisition costs		—	1.2	0.1	1.8
Total non-core expenses	C	0.1	12.5	0.6	13.1
Total non-core items	D=B+C	**0.1**	**12.5**	**0.6**	**12.1**
Core net income attributable to common shareholders	E=A+D	**34.4**	**51.1**	**75.2**	**102.9**
Average common equity	F	985.0	905.7	979.0	900.0
Less: average goodwill and intangible assets		(90.5)	(73.0)	(92.5)	(73.9)
Average tangible common equity	G	894.5	832.7	886.5	826.1
Return on equity	A/F	**14.0 %**	**17.1 %**	**15.3 %**	**20.3 %**
Core return on average tangible common equity	E/G	**15.5 %**	**24.6 %**	**17.0 %**	**25.1 %**
Core earnings per common share fully diluted					
Adjusted weighted average number of diluted common shares (in thousands)	H	50,984.5	53,547.1	51,700.2	53,912.9
Earnings per common share fully diluted	A/H	**0.67**	**0.72**	**1.44**	**1.68**
Non-core items per share	D/H	**—**	**0.23**	**0.01**	**0.22**
Core earnings per common share fully diluted	E/H	**0.67**	**0.95**	**1.45**	**1.91**
Core return on average tangible assets					
Total average assets	I	13,202.8	11,294.3	13,522.8	11,177.5
Less: average goodwill and intangible assets		(90.5)	(73.0)	(92.5)	(73.9)
Average tangible assets	J	13,112.3	11,221.3	13,430.3	11,103.6
Return on average assets	A/I	**1.0 %**	1.4 %	**1.1 %**	1.6 %
Core return on average tangible assets	E/J	**1.1 %**	1.8 %	**1.1 %**	1.9 %
Tangible equity to tangible assets					
Shareholders' equity	K	990.3	928.7	990.3	928.7
Less: goodwill and intangible assets		(89.7)	(72.2)	(89.7)	(72.2)
Tangible common equity	L	900.7	856.5	900.7	856.5
Basic participating shares outstanding (in millions)	M	50.2	53.0	50.2	53.0
Book value per common share	N=K/M	19.73	17.53	19.73	17.53
Tangible book value per common share	O=L/M	17.94	16.16	17.94	16.16
Efficiency ratio					
Non-interest expenses		82.0	91.7	170.1	172.6
Less: Amortization of intangibles		(1.4)	(1.2)	(2.9)	(2.5)
Non-interest expenses before amortization of intangibles	P	80.6	90.5	167.2	170.1
Non-interest income		41.7	44.2	89.2	87.6
Net interest income before provision for credit losses		79.1	85.2	166.7	173.1
Net revenue before provision for credit losses and other gains/losses	Q	120.8	129.4	255.9	260.8
Efficiency ratio	P/Q	**66.7 %**	**70.0 %**	**65.4 %**	**65.2 %**
Core efficiency ratio					
Non-interest expenses		82.0	91.7	170.1	172.6
Less: non-core expenses	(C)	(0.1)	(12.5)	(0.6)	(13.1)
Less: amortization of intangibles		(1.4)	(1.2)	(2.9)	(2.5)
Core non-interest expenses before amortization of intangibles	R	80.5	78.0	166.7	157.0
Core revenue before other gains and losses and provision for credit losses	S	120.8	129.4	255.9	260.8
Core efficiency ratio	R/S	**66.7 %**	60.3 %	**65.1 %**	60.2 %

FORWARD-LOOKING STATEMENTS This report contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this report are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this report, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this report. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. The Bank of N.T. Butterfield & Son Limited 65 Front Street Hamilton, Bermuda butterfieldgroup.com